Mail Stop 4720

May 14, 2010

Jonathan Martin
Chief Executive Officer
Auto Search Cars, Inc.
164 Eleven Levels Road
Ridgefield, CT 06877

>   **Re: Auto Search Cars, Inc.**
>   **Registration Statement on Form S-4/A No. 1**
>   **Filed April 27, 2010**
>   **File No. 333-164879**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a comprehensive legal analysis supporting your apparent conclusions that the shareholders of the registrant have no dissenter's rights of appraisal under the Revised Nevada Statute. We may have further comments.

2. Your response to our prior comment 7 is unclear as to whether Curaxis currently has an agreement with Brittany and if so, whether you have concluded that it is not material. Please advise us and if there is an agreement please also provide your analysis supporting your conclusion that the agreement is not material.

Otherwise, please file the agreement and provide a comprehensive description of the agreement and Curaxis' relationship with Brittany.

3. A reading of some disclosure throughout the registration statement including in the Risk Factors, The Merger Overview, and Clinical Trials sections might lead a reader to assume that Curaxis is engaged in a continuous process of drug development. Other disclosure indicates that Curaxis has not conducted material research and development activities for Memryte since terminating its clinical trials and closing its research facility in 2007. Please revise the disclosure throughout to eliminate this inconsistency beginning with disclosure in the second paragraph under "Curaxis' Business" on page 10 and continuing with other sections that mention the drug development activities of Curaxis. Also, you should explicitly discuss the hiatus in activities since 2007 and the reasons therefore in the forepart of the prospectus on page 10. You should also provide a separate risk factor discussing the lack of drug development activities during the past three years, the reasons therefore and the conditions that will have to be overcome before such research can recommence. Please discuss whether Curaxis and the registrant believe that the merger could advance this goal of reestablishing a drug development program. If so, discuss the substantial possibility that the merger may not be helpful in doing so and the circumstances that must be overcome prior to recommencing drug development activities. This risk factor should be the first Curaxis-related risk factor.

Background of the Merger, page 36

4. Please expand your disclosure here further, especially with regard to the newly added fourth paragraph, to discuss each instance of negotiation in detail including, but not limited to, the parties present, the terms discussed and the advice Southridge gave to both the registrant and to Curaxis.

5. Please discuss the conflict of interests raised by Southridge providing advice to both Auto Search and Curaxis in the merger process as a separate risk factor.

Material United States Federal Income Tax Consequences, page 42

6. Please revise the paragraph beginning with "The Merger is intended to …." to discuss tax counsel's actual conclusions as to the material tax consequences of the transaction rather than the tax consequences the merger, as structured, is intended to produce. Also, the tax opinion should conclude as to the tax basis and the holding period of the shares of the registrant the Curaxis shareholders will receive.

Description of Business, page 66

7. We note that this section still contains a number of scientific terms that are either
    not explained in terms easily understood by readers with no scientific background,
    or are not explained in such terms the first time they are used. Please revise your
    disclosure further to explain such terms as, "peptide hormone," "dysregulation of
    the hypothalamic-pituitary-gonadal (HPG) axis" and "duplicate HPG axis."

Durect Agreement, page 83

8. Please state all rights and obligations obtained and owing to and from both
    Curaxis and Durect as a result of entering into the agreement. Discuss the term of
    the agreement and the provisions that allow each party to terminate the agreement
    prior to its expiration

Executive Compensation, page 90

9. Please clarify whether the compensation Mr. Goldberg received in 2009 was as a
    result of his duties as a named executive officer in 2008 or solely as a result of his
    role as a non-executive director in 2009. If the compensation he received in 2009
    was solely as a result of his role as a non-executive director, please move this
    compensation disclosure to the Director Compensation table.

Selected Unaudited Pro Forma Condensed Combined Financial Data, page PF-1

10. Please refer to prior comment 41. Please provide the following information
    regarding your pro forma financial data. Revise your disclosure accordingly.

    *   Disclose how you determined the amounts in adjustment C, which cancelled
        181,285,000 Auto Search common shares with a $.0001 par value per share.
    *   Explain your basis for including the $63,000 adjustment to additional paid-in-
        capital in adjustment D.
    *   Disclose how you determined the 71,817,370 shares outstanding upon
        completion of the merger, as disclosed in adjustment F. Ensure that your
        revised disclosure relates these shares to the number of outstanding Curaxis
        shares before the merger and the additional shares issued to former Auto
        Search shareholders upon completion of the merger.
    *   In Note 4, explain how you determined the 63,944,000 weighted average
        common shares outstanding for Curaxis. Ensure that your revised disclosure
        relates this amount to the corresponding disclosure on page PF-3.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donald Abbott at 202-551-3608 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Joseph M. Lucosky, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726
        Tel: (732) 409-1212
        Fax: (732) 577-1188